Invictus' Acreage Pharms' Phase 2 is Now Complete

VANCOUVER, May 8, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that the Acreage Pharms Ltd ("Acreage Pharms") 33,000 square foot, purpose built Phase 2 production facility is complete. Land clearing and site preparation for its 80,000 square foot Phase 3 expansion project has commenced giving the licensed producer a total of 120,000 square feet of growing space by the end of 2018. Acreage Pharms is also working on plans to increase total capacity to 360,000 square feet in 2019. Invictus is fully funded for the Phase 3 expansion.

1 / 1Acreage Pharms Phase 1 & Phase 2

In addition, Acreage Pharms added eight more strains to its cannabis cultivation portfolio, a range of Indica, Sativa, and hybrids that add even more depth and breadth to Acreage Pharms' ambitious cultivation program.

"Acreage Pharms keeps hitting important timeline milestones, something we all champion," said Invictus Chairman and CEO Dan Kriznic. "Cannabis is a highly regulated industry with a wide range of important regulatory requirements that all companies face as they build, cultivate and eventually sell and distribute cannabis. Efficient teamwork, as well as diligent attention to detail, are vital for the achievement of milestones in a timely fashion. The Acreage Pharms team, led by Acreage Pharms CEO Trevor Dixon, is executing at a high level, and we all are thrilled with the progress."

Crafting a well-rounded portfolio of high-quality strains is important for all companies that grow cannabis. Acreage Pharms' cultivation program continues to expand as Canada draws nearer to recreational legalization. The eight new strains build upon Acreage Pharms' already impressive portfolio.

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Mazar, expected 19.5 percent THC. This indica-dominant hybrid strain originally hails from Northern Afghanistan — it is named after the city Mazar-I-Sharif — and is known for an impressive yield of resinous flower. Mazar is high in CBD, a non-psychoactive cannabinoid that has grown in popularity worldwide.

•	Outlaw Amnesia, expected 15 percent THC. Outlaw is a sativa-dominant hybrid strain with an earthy, lemony aroma and flavor. It is well known as an excellent indoor growing strain.
•	The Ultimate, expected 15-18 percent THC. This hybrid is roughly evenly divided between sativa and indica, and produces forest-green nuggets shaped like pine trees that have a citrus flavor.
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Orange Hill Special, expected 21 percent THC. You could walk through an orange orchard, or you could just inhale a bud of Orange Hill Special — one of the most citrus-forward strains in cannabis. The popular hybrid is evenly divided between indica and sativa.

•	Ultra Skunk, expected 11 percent THC.

•	CBD Kush, expected 1-1 THC/CBD ratio. The rise of the cannabinoid CBD is an important movement in cannabis, and this evenly balanced sativa-indica hybrid is treasured among CBD fans.
•	Sensi Star/Bruce Banner cross. This hybrid of the indica-dominant Sensi Star with sativa-dominant Bruce Banner combines two classic cannabis strains into a single consumer-friendly package.
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White Widow, expected 18.9 percent THC. This famous strain first gained notice in the 1990s, and was routinely referenced on the TV show Weeds. A sativa-dominant hybrid, White Widow gets its name from the white crystals that shroud the buds.

About Invictus

Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures").

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

In the United States
Terry Wills
twills@willscom.com
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential production capacity of AB Labs, AB Ventures and Acreage Pharms, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that AB Labs will be successful in reaching its potential production capacity on the timeline expected by the Company, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, AB Labs will reach full production capacity on the timeline anticipated by the Company, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 11:20e 08-MAY-18